United States securities and exchange commission logo





                             July 27, 2023

       Sean Dollinger
       Chief Executive Officer
       LQR House Inc.
       2699 Stirling Road, Suite A-105
       Fort Lauderdale, FL 33312

                                                        Re: LQR House Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 24, 2023
                                                            File No. 333-272660

       Dear Sean Dollinger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2023, letter.

       Form S-1/A filed July 24, 2023

       General

   1. We note your response to prior comment four and reissue our comment. Please address any risks related to
your agreements and/or transactions with Dollinger Innovations Inc.,
                                                        Dollinger Holdings LLC,
and your Chief Executive Officer. In that regard, we note the transactions and
agreements entered into in 2021 and July 2023.
 Sean Dollinger
FirstName
LQR HouseLastNameSean Dollinger
            Inc.
Comapany
July       NameLQR House Inc.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing